CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 29th 2008

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an Overseas Regulatory Announcement in relation to the Company’s buyback and cancellation of some of its 8.75% Senior Notes due 2015 (which are listed on the Singapore Stock Exchange) with a principal value of USD10,245,000. As at the date of the Announcement, the cumulative principle value of Senior Notes bought back amounts to USD35,647,000. The Announcement has been filed with the Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: February 29th, 2008

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement made today by the Company to the Singapore Stock Exchange on which the 8.75% Senior Notes due 2015 of the Company are listed.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 29th February 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability)

US$125,000,000 – 8.75% Senior Notes due 2015

Senior Notes Buyback and Cancellation

The board of directors (“Board”) of City Telecom (H.K.) Limited (“Company”) announces that the Company has bought back (by way of market acquisition) some of the Company’s 8.75% Senior Notes due 2015 at below par of 95.75% (which are listed on the Singapore Stock Exchange), particulars thereof are as follows:-

Principal value	Total consideration paid*	Date of purchase	Date of settlement
USD10,245,000	USD9,876,820.31	25th February 2008	29th February 2008

*	Note: including accrued interest and broker’s commission

The above Senior Notes bought back will be cancelled forthwith.

As at the date of this announcement, the cumulative principal value of Senior Notes bought back amounts to USD35,647,000 and the principal value of Senior Notes remaining in issue is USD89,353,000.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 29th February 2008